Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
October 1, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trillium Variable Annuity Contract
Trillium Variable Annuity Account, Amendment No. 21
Great-West Life & Annuity Insurance Company
Registration Statement on Form N-4 (File Nos. 333-_______ and 811-07350)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Great-West Life & Annuity Insurance Company (“GWLA”) and Trillium Variable Annuity Account (“Registrant”) hereby respectfully request the withdrawal of the above-referenced registration statement  including all amendments and exhibits thereto (“Registration Statement”) for the Trillium Variable Annuity Contract (“Contract”), originally filed with the Securities and Exchange Commission on October 1, 2009 (Accession No. 0000895360-09-000011) in connection with the merger of Canada Life Insurance Company of America and GWLA.

The Registration Statement was inadvertently filed without indicating a request for registration under the Securities Act of 1933 (“1933 Act”).  Registrant seeks withdrawal of the Registration Statement so that it may immediately refile the Registration Statement registering the Contract under the 1933 Act and Investment Company Act.  The Registration Statement was not declared effective.  Accordingly, no securities were sold in connection with the offering for which the Registration Statement was filed.  GWLA and Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

We appreciate your assistance.  If you have any questions regarding this matter, please contact the undersigned at (303) 737-1130 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Great-West Life & Annuity Insurance Company
Trillium Variable Annuity Account

/s/ W. Michael Cirelli

W. Michael Cirelli
Counsel

cc:           Patrick F. Scott, Esq.
Office of Insurance Products